Exhibit 99.2

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	IFRS
	Year Ended October 31
(in millions of Canadian dollars, except for ratios)	2018	2017	2016	2015	2014	2013	2012
EXCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$3,086	$1,813	$1,508	$1,669	$1,743	$1,881	$2,183
Estimated interest within rental expense	98	$88	136	129	116	130	139
Preferred dividend requirement (2)	–	–	3	26	54	54	54

Total Fixed Charges	$3,184	$1,901	$1,647	$1,824	$1,913	$2,065	$2,376

Preferred Dividends Requirement (Parent Entity) (3)	$250	$229	$186	$142	$145	$152	$166

Total Fixed Charges and Preferred Dividends	$3,434	$2,130	$1,833	$1,966	$2,058	$2,217	$2,542

Earnings
Income from continuing operations before income taxes (4)	$7,410	$6,646	$5,732	$5,341	$5,236	$5,250	$5,030
Adjusted for: Earnings and distributions related to equity investees	(84)	(56)	110	(129)	(53)	(155)	(148)
Fixed Charges (excluding preferred dividend requirement)	3,184	1,901	1,644	1,798	1,859	2,011	2,322

Earnings	$10,510	$8,491	$7,486	$7,010	$7,042	$7,106	$7,204

Ratio of Earnings to Fixed Charges, excluding interest on deposits	3.30	4.47	4.55	3.84	3.68	3.44	3.03

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	3.06	3.99	4.08	3.57	3.42	3.21	2.83

INCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$9,166	$5,707	$4,544	$4,424	$4,608	$4,608	$4,854
Estimated interest within rental expense	98	88	136	129	116	130	139
Preferred dividend requirement (2)	–	–	3	26	54	54	54

Total Fixed Charges	$9,264	$5,795	$4,683	$4,579	$4,778	$4,792	$5,047

Preferred Dividends Requirement (Parent Entity) (3)	$250	$229	$186	$142	$145	$152	$166

Total Fixed Charges and Preferred Dividends	$9,514	$6,024	$4,869	$4,721	$4,923	$4,944	$5,213

Earnings
Income from continuing operations before income taxes (4)	$7,410	$6,646	$5,732	$5,341	$5,236	$5,250	$5,030
Adjusted for: Earnings and distributions related to equity investees	(84)	(56)	110	(129)	(53)	(155)	(148)
Fixed Charges (excluding preferred dividend requirement)	9,264	5,795	4,680	4,553	4,724	4,738	4,993

Earnings	$16,590	$12,385	$10,522	$9,765	$9,907	$9,833	$9,875

Ratio of Earnings to Fixed Charges, including interest on deposits	1.79	2.14	2.25	2.13	2.07	2.05	1.96

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	1.74	2.06	2.16	2.07	2.01	1.99	1.89

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends of consolidated subsidiaries.
(3)	Represents pre-tax earnings required to pay preferred dividends by the parent entity.
(4)	Adjusted for capitalized interest.

Certain comparative figures have been reclassified to conform with the current year’s presentation.